UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 27 July 2017

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

M E D I A   R E L E A S E



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Trading statement for six months to 30 June 2017

Johannesburg, 27 July 2017: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that earnings per share (EPS) for the six months ended 30 June 2017 (H1 2017) are expected to be 43-57% (US$0.06-0.08) lower than the US$0.14 per share reported for the six months ended 30 June 2016 (H1 2016), at US$0.06-0.08 per share. Headline earnings per share (HEPS) for H1 2017 are expected to be 38-50% (US$0.06-0.08) lower than the US$0.16 per share reported for H1 2016, at US$0.08-0.10 per share.

In addition, normalised earnings for the period are expected to be 15-31% (US$0.02-0.04) lower than the US$0.13 per share reported for H1 2016 at US$0.09-0.11 per share.

The decreases in EPS, HEPS and normalised earnings are mainly due to the impact of stronger exchange rates on converting local currency costs to US dollars and an increase in amortisation. The higher amortisation relates mainly to Tarkwa as a result of lower reserve ounces (as reported on 28 March 2017) and an increase in ore mined and stockpiled. In addition, EPS and HEPS are impacted by non-recurring items, including the silicosis provision as detailed below.

Attributable gold equivalent production for Q2 2017 is expected to be 550koz (Q1 2017: 497koz), with all-in sustaining costs (AISC) of US$949/oz (Q1 2017: US$1,016/oz) and all-in costs (AIC) of US$1,092/oz (Q1 2017: US$1,114/oz).

For H1 2017, attributable gold equivalent production is expected to be 1,047koz (H1 2016: 1,044koz), with AISC of US$980/oz (H1 2016: US$992/oz) and AIC of US$1,103/oz (H1 2016: US$1,024/oz).

Silicosis provision
Silicosis and TB class and individual actions

As previously disclosed, a consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
              goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
              goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
              goldfields.com

Directors: C A Carolus (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], P J Bacchus[†],
T P Goodlace, C E Letton^, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: M M L Mokoka

In May 2016, the South African South Gauteng High Court ordered, among other things: (1) the certification of two classes: (a) a silicosis class; and (b) a tuberculosis class; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgement. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard between 19 and 23 March 2018.

In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and one other mining company. Gold Fields is proceeding with trial preparation in the normal course.

Working Group

The Occupational Lung Disease Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The Working Group, remains of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. These companies do not believe that they are liable in respect of the claims brought, and they are defending these. The companies do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants' legal representatives.

Provision raised

As a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, it has now become possible for Gold Fields to reasonably estimate its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Gold Fields has provided an amount of US$30.2million (R390million) for this obligation in the Statement of Financial Position as at 30 June 2017. The nominal value of this provision is US$39.5million (R509million). The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

The forecast financial information on which this trading statement is based has not been reviewed, and reported on, by the Company's external auditors.

Gold Fields will release H1 2017 financial results on Thursday, 17 August 2017.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775

Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 48 million ounces and gold Mineral Resources of around 101 million ounces. Attributable copper Mineral Reserves total 454 million pounds and Mineral Resources 5,813 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 27 July 2017

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer